Exhibit 21.1

List of Subsidiaries

Name	Percentage Owned
DonTech Waste Services Inc.	100%
Dalian Dongtai Industrial Waste Treatment Co., Ltd.	90% (owned by DonTech)
Dongtai Water Recycling Co., Ltd.	80% (owned by DonTech)
Dalian Zhuorui Resource Recycling Co., Ltd.	70% (owned by DonTech)
Dalian Lipp Environmental Energy Engineering & Technology, Co., Ltd.	75% (owned by DonTech)